FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR May 2, 2007

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                FORM  51-102F3

                            MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         April 30, 2007


Item 3   News Release
         ------------

         Issued April 30, 2007 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

VANCOUVER, BC, CANADA, April 30, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, today reported its fourth quarter and full year 2006 results. For the fourth quarter ended December 31, 2006, the company reported a loss of $4.1 million or $0.02 per share, compared with a loss of $5.1 million or $0.04 a share for the same period a year earlier. The company's full year 2006 net loss was $14.3 million, or $0.09 per share, compared with a net loss of $12.0 million, or $0.11 per share, for 2005. Excluding stock-based compensation, Dynamotive's 2006 net loss was $9.9 million, compared with $8.3 million during 2005, reflecting significantly increased activity in almost all business and research and development areas. (All figures are in US dollars.) Total non-cash expenses were $5.0 million in 2006 ($5.1 million in 2005), relating to non-cash compensation and other non-cash charges. As at December 31, 2006, cash and cash equivalents were $9.3 million, compared to $1.4 million at December 31, 2005, reflecting infusions from equity financings and warrant exercises. The company recorded no revenues for the fourth quarter and full year but executed license contracts which included $950,000 of non-refundable deposits and delivered BioOil and electricity totaling over $150,000 which was recognized as a reduction of R&D expense.


Item 5   Full Description of Material Change
         -----------------------------------

5.1   Full Description of Material Change

VANCOUVER, BC, CANADA, April 30, 2007 - Dynamotive Energy Systems
Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, today reported its fourth quarter and full year 2006 results.

For the fourth quarter ended December 31, 2006, the company reported a loss of $4.1 million or $0.02 per share, compared with a loss of $5.1 million or $0.04 a share for the same period a year earlier. The company's full year 2006 net loss was $14.3 million, or $0.09 per share, compared with a net loss of $12.0 million, or $0.11 per share, for 2005.

Excluding stock-based compensation, Dynamotive's 2006 net loss was $9.9 million, compared with $8.3 million during 2005, reflecting significantly increased activity in almost all business and research and development areas. (All figures are in US dollars.)

Total non-cash expenses were $5.0 million in 2006 ($5.1 million in 2005), relating to non-cash compensation and other non-cash charges.

As at December 31, 2006, cash and cash equivalents were $9.3 million, compared to $1.4 million at December 31, 2005, reflecting infusions from equity financings and warrant exercises.

The company recorded no revenues for the fourth quarter and full year but executed license contracts which included $950,000 of non-refundable deposits and delivered BioOil and electricity totaling over $150,000 which was recognized as a reduction of R&D expense.

Removal of $2.3 million write-down:

During the third quarter of 2006 the company recorded an asset write-down of $2.3 million related to the West Lorne plant upgrade, as certain equipment is being removed and disposed of. This estimate of assets impairment has been reviewed as at December 31, 2006 and an updated estimate has confirmed that no write-down is required. As a result, the company will file an amended third quarter report to reflect this revised estimate and removal of the write-down requirement.

Dynamotive also began construction of a state-of-the-art, modular 200 tonnes-per-day BioOil plant near Toronto to be owned in a shared arrangement. In December, the company temporarily shut down operations at the West Lorne, Ontario, commercial demonstration plant, for upgrading and expansion of its capacity.

Andrew Kingston, President and CEO, said: "During 2006, we continued to focus on paving the way for the company to move to operating status from its development phase. This included strengthening the senior management team as we prepared for capitalizing on existing and emerging market opportunities here in Canada, as well as in what is likely to become our largest single market, the United States. That market is moving aggressively toward greater adoption of alternative fuels and technologies, and we are working hard to make sure we are part of it.

"Meanwhile, in Canada, our new Guelph and reconstructed West
Lorne plants in Ontario are on schedule. Guelph was recently hot commissioned and is on the brink of producing its first BioOil, and West Lorne construction is also on track," he said.

"Both plants should be operating in the near future, with Guelph coming on stream later this spring and West Lorne resuming operations midyear."

Kingston stated that these new plants will be more cost effective, with what is considered, he said, "appropriate size and a relatively small footprint, creating what we expect will lead to optimized throughput of biomass for our target markets. In addition, the modular design of the Guelph plant enables it to be readily duplicated, and at relatively low cost, to enable us and our facility partners to capitalize on the quantity and quality of the biomass available to operate them in various regions of Canada and in other countries.

"Overseas, our activities accelerated in Europe, South America and elsewhere last year, and that pace is continuing this year. We reached agreement with the U.K.'s Consensus Business Group to create new BioOil sources and pave the way for developing plants in Eastern Europe, and we set up the infrastructure for developing projects in Argentina and Australia as well."

"Going forward, we see a significant number of attractive opportunities, with special emphasis on the U.S. market. We fully intend to confirm a major project for the U.S. market this year."

Kingston concluded: "We expect 2007 to be a year of achieving significant milestones, and, as we move through the year, we expect to have at least two plants fully operational and producing revenue, several new projects underway on multiple continents, and a growing number of energy customers adopting our technology and making smart industrial use of our BioOil biofuel."

2006 Highlights

Financial

-Completed two master license and two plant license agreements and received $950,000 of non-refundable deposits
-Sold more than $150,000 of product from its West Lorne plant in 2006 and these funds are credited against R&D expenditures. -Strengthened balance sheet, with cash infusions from $27.5 million in new equity financings and warrant exercises used to fund operations, remove all debt from the company and to invest in the Guelph and West Lorne plants.
-Invested $4.2 million in R&D, net of sales and government support.
-Incurred $5.0 million in expenses related to non-cash compensation and other non-cash charges.

Operational

-Flagship Guelph plant in Ontario started construction.
-West Lorne plant in Ontario started its upgrade process with dismantling work.
-Offices established in Arlington, Virginia, close to Washington DC, as well as a South American headquarters in Buenos Aires and a European headquarters in London, UK. (All are now open)
-Strong interest in Dynamotive's technology at key global biofuel conferences.
-Development of Intermediate BioOil grade.
-Successful testing of Intermediate BioOil as a potential feedstock for synthetic fuels.
-Successful emulsion tests of BioOil with diesel.


5.2  Disclosure for Restructuring Transactions

     N/A


Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable


Item 8   Executive Officer
         -----------------

         Contact:     Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013

Item 9   Date of Report
         --------------

         April 30, 2007

         DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)         "Andrew Kinston"
                                            ---------------
                                            Andrew Kingston
                                            President & CEO

   DYNAMOTIVE ENERGY SYSTEMS CORPORATION  News Release:  April 30, 2007

           DYNAMOTIVE REPORTS 4th QUARTER & YEAR-END 2006 RESULTS

VANCOUVER, BC, CANADA, April 30, 2007 - Dynamotive Energy Systems
Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, today reported its fourth quarter and full year 2006 results.

For the fourth quarter ended December 31, 2006, the company reported a loss of $4.1 million or $0.02 per share, compared with a loss of $5.1 million or $0.04 a share for the same period a year earlier. The company's full year 2006 net loss was $14.3 million, or $0.09 per share, compared with a net loss of $12.0 million, or $0.11 per share, for 2005.

Excluding stock-based compensation, Dynamotive's 2006 net loss was $9.9 million, compared with $8.3 million during 2005, reflecting significantly increased activity in almost all business and research and development areas. (All figures are in US dollars.)

Total non-cash expenses were $5.0 million in 2006 ($5.1 million in 2005), relating to non-cash compensation and other non-cash charges.

As at December 31, 2006, cash and cash equivalents were $9.3 million, compared to $1.4 million at December 31, 2005, reflecting infusions from equity financings and warrant exercises.

The company recorded no revenues for the fourth quarter and full year but executed license contracts which included $950,000 of non-refundable deposits and delivered BioOil and electricity totaling over $150,000 which was recognized as a reduction of R&D expense.

Removal of $2.3 million write-down:

During the third quarter of 2006 the company recorded an asset write-down of $2.3 million related to the West Lorne plant upgrade, as certain equipment is being removed and disposed of. This estimate of assets impairment has been reviewed as at December 31, 2006 and an updated estimate has confirmed that no write-down is required. As a result, the company will file an amended third quarter report to reflect this revised estimate and removal of the write-down requirement.

Dynamotive also began construction of a state-of-the-art, modular 200 tonnes-per-day BioOil plant near Toronto to be owned in a shared arrangement. In December, the company temporarily shut down operations at the West Lorne, Ontario, commercial demonstration plant, for upgrading and expansion of its capacity.

Andrew Kingston, President and CEO, said: "During 2006, we continued to focus on paving the way for the company to move to operating status from its development phase. This included strengthening the senior management team as we prepared for capitalizing on existing and emerging market opportunities here in Canada, as well as in what is likely to become our largest single market, the United States. That market is moving aggressively toward greater adoption of alternative fuels and technologies, and we are working hard to make sure we are part of it.

"Meanwhile, in Canada, our new Guelph and reconstructed West Lorne plants in Ontario are on schedule. Guelph was recently hot commissioned and is on the brink of producing its first BioOil, and West Lorne construction is also on track," he said.

"Both plants should be operating in the near future, with Guelph coming on stream later this spring and West Lorne resuming operations midyear."

Kingston stated that these new plants will be more cost effective, with what is considered, he said, "appropriate size and a relatively small footprint, creating what we expect will lead to optimized throughput of biomass for our target markets. In addition, the modular design of the Guelph plant enables it to be readily duplicated, and at relatively low cost, to enable us and our facility partners to capitalize on the quantity and quality of the biomass available to operate them in various regions of Canada and in other countries.

"Overseas, our activities accelerated in Europe, South America and elsewhere last year, and that pace is continuing this year. We reached agreement with the U.K.'s Consensus Business Group to create new BioOil sources and pave the way for developing plants in Eastern Europe, and we set up the infrastructure for developing projects in Argentina and Australia as well."

"Going forward, we see a significant number of attractive opportunities, with special emphasis on the U.S. market. We fully intend to confirm a major project for the U.S. market this year."

Kingston concluded: "We expect 2007 to be a year of achieving significant milestones, and, as we move through the year, we expect to have at least two plants fully operational and producing revenue, several new projects underway on multiple continents, and a growing number of energy customers adopting our technology and making smart industrial use of our BioOil biofuel."

2006 Highlights

Financial

-Completed two master license and two plant license agreements and received $950,000 of non-refundable deposits
-Sold more than $150,000 of product from its West Lorne plant in 2006 and these funds are credited against R&D expenditures.
-Strengthened balance sheet, with cash infusions from $27.5 million in new equity financings and warrant exercises used to fund operations, remove all debt from the company and to invest in the Guelph and West Lorne plants.
-Invested $4.2 million in R&D, net of sales and government support. -Incurred $5.0 million in expenses related to non-cash compensation and other non-cash charges.

Operational

-Flagship Guelph plant in Ontario started construction.
West Lorne plant in Ontario started its upgrade process with dismantling work.
-Offices established in Arlington, Virginia, close to Washington DC, as well as a South American headquarters in Buenos Aires and a -European headquarters in London, UK. (All are now open)
-Strong interest in Dynamotive's technology at key global biofuel conferences.
-Development of Intermediate BioOil grade.
-Successful testing of Intermediate BioOil as a potential feedstock for synthetic fuels.
-Successful emulsion tests of BioOil with diesel.


Summary financial results are presented as follows:

                         Consolidated Statements of Loss
                       (expressed in 000's of U.S. Dollars)

                                      Years Ended        Three Months Ended
                                      December 31,           December 31,
                                   2006        2005       2006       2005
                                   $           $          $          $
---------------------------------------------------------------------------
EXPENSES

Marketing and business development  1,768       1,200      374        648

Research and development            4,248       2,804    1,197      1,164

General and administrative          7,763       6,257    2,481      2,667

Depreciation and Amortization         124         149       40         46

Interest expense                      505       1,446       58        362

Exchange (gain) loss                  (89)        (34)    (337)        (5)
---------------------------------------------------------------------------
Total expenses                     14,319      11,822    3,813      4,882
---------------------------------------------------------------------------

Other (income) and expenses            25         (25)     391         (4)

Loss on write down of
long-term assets                                  200                 200
---------------------------------------------------------------------------
Loss before minority interest      14,344      11,997    4,204      5,078

Non-controlling interest              (92)                 (92)
---------------------------------------------------------------------------
Loss before the Period             14,252      11,997    4,112      5,078
===========================================================================

Weighted average number of
 common shares outstanding
(in thousands)                    153,686     108,009  168,463    118,687

Loss per Common share
for the period                      $0.09       $0.11    $0.02      $0.04
---------------------------------------------------------------------------



About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its proprietary carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Project progress at the Guelph and West Lorne plants may be seen by viewing photographs regularly posted on the company's website at www.dynamotive.com

Contacts:
Brian Richardson, Chief Financial Officer, 604-267-6004
Nigel Horsley, Executive Director, Communications and Investor Relations, 604-267-6028.
Nathan Neumer, Director, Communications, 604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission.